Exhibit 99.1

RiT Technologies Names Yossi Ben-Harosh President
and Chief Executive Officer

Tel Aviv, Israel, July 7, 2015 – RiT Technologies Ltd. (NASDAQ: RITT), a leading provider of IIM and structured cabling solutions and the developer of an innovative indoor optical wireless technology solution (Beamcaster), today announced that its Board of Directors has unanimously approved the appointment of Yossi Ben-Harosh as President and Chief Executive Officer, effective immediately.  Mr. Ben-Harosh replaces Motti Hania, who has resigned to pursue other opportunities.

“The Board of Directors is excited that Yossi has agreed to join RiT and eager to work closely with a proven leader during this important and exciting time in our history.  Yossi brings to RiT tremendous experience and success gained during his more than 20 years as an executive in the high-tech industry," said Sergey Anisimov, Chairman of RiT Technologies. “On behalf of the Board, I would like to thank Motti Hania for his service during a very challenging period for RiT. I wish him all the best in his future endeavors.”

Motti Hania said, “Throughout my tenure, I have worked closely with the Board to assemble an effective team and develop new, innovative products, with the goal of enabling RiT to achieve sustainable growth.  With RiT moving positively towards stable growth, I believe the time is right to transition to a new leader that brings both the necessary energy and experience to drive further improved results. I am grateful to the Board of Directors for their active participation and cooperation in helping develop a thoughtful turnaround plan for the Company.”

Mr. Ben-Harosh, 52, held roles of increasing responsibility over the past six years with Amdocs, most recently serving as President of the Global Operation Division and preceding that, he was President of Global Customer Operations Management.  Prior to joining Amdocs in 2009, Mr. Ben-Harosh was President and CEO of Telrad Networks LTD from 2006 – 2009. Before joining Telrad, he served as a project manager at TEVA Pharmaceutical Industries LTD. Mr. Ben-Harosh holds an MBA from Bar-Ilan University and a bachelor’s degree in Industrial Engineering & Management from Ben-Gurion University.

Mr. Ben-Harosh said, “Having made favorable progress within its core network infrastructure business over the past year, coupled with the positive strides it has made with Beamcaster, RiT is well-positioned to accelerate growth.  I look forward to setting both the strategic direction and leading the team to increased success and continuing to improve RiT’s added-value to our customers.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

Forward-Looking Statements

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

For more information, please contact:

Company Contact:
Eran Erov, VP finance
+972-77-270-7203
eran.erov@rittech.com

Investor Relations Contacts:
KCSA Strategic Communications
Jeffrey Goldberger
212-896-1249
ritt@kcsa.com